EXHIBIT 99.1

Neptune, Acasti and NeuroBioPharm Announce Appointment of Interim CEO

LAVAL, Quebec, May 23, 2014 (GLOBE NEWSWIRE) -- Neptune Technologies & Bioressources Inc. ("Neptune") (Nasdaq:NEPT) (TSX:NTB), Acasti Pharma Inc. ("Acasti") (Nasdaq:ACST) (TSX-V:APO) and NeuroBioPharm Inc. ("NeuroBio") (collectively the "Corporation") today jointly announce the appointment of Andre Godin as interim President and Chief Executive Officer of Neptune, Acasti and NeuroBio with immediate effect.

Mr. Godin is currently Chief Financial Officer of Neptune. Since the recent resignation of the Corporation's former president and CEO, Mr. Godin has also been overseeing the management of the business with the support of a management and operations committee.

"Andre has been with Neptune since 2003 and has played an active leadership role in all aspects of the organization," said Dr. Ronald Denis, Chairman of the Corporation. "He is a Chartered Professional Accountant and also has more than 20 years of industry experience, including as former President of a dietary supplement company and as a Corporate Controller for a pharmaceutical company in over-the-counter (OTC) products. The Corporation is in an important stage of its business development and Andre is well placed to oversee its strategic initiatives. We welcome him in his new functions."

About Neptune Technologies & Bioressources Inc.

Neptune is a biotechnology company engaged primarily in the development and commercialization of marine-derived omega-3 polyunsaturated fatty acids ("PUFAs"). Neptune has a patented process of extracting oils from Antarctic krill, and principally sells omega-3 PUFAs as bulk oil to Neptune's distributors who commercialize them under their private label primarily in the U.S., European and Australian nutraceutical markets. Neptune's products generally come in bulk oil or capsule form and serve as a dietary supplement to consumers. Neptune's head office is located at 545 Promenade du Centropolis, Suite 100, Laval, Quebec.

Neptune respectively holds approximately 49% of the participating and voting rights of Acasti and 95% of the voting rights of NeuroBio. Through these subsidiaries, Neptune is also pursuing opportunities in the medical food and prescription drug markets. Acasti and NeuroBio respectively focus on the research and development of safe and therapeutically effective compounds for highly prevalent atherosclerotic conditions, such as cardiometabolic disorders and cardiovascular diseases, and for neurodegenerative and inflammation related conditions. Acasti's lead prescription drug candidate is CaPre®, a purified high omega-3 phospholipid concentrate derived from Neptune krill oil being developed to address the prevention and treatment of cardiometabolic disorders, including hypertriglyceridemia, which is characterized by abnormally high levels of triglycerides.

About Acasti Pharma Inc.

Acasti is an emerging biopharmaceutical company focused on the research, development and commercialization of new krill oil-based forms of omega-3 phospholipid therapies for the treatment and prevention of certain cardiometabolic disorders, in particular abnormalities in blood lipids, also known as dyslipidemia. Because krill feeds on phytoplankton (diatoms and dinoflagellates), it is a major source of phospholipids and PUFAs, mainly eicosapentaenoic acid ("EPA") and docosahexaenoic acid ("DHA"), which are two types of omega-3 fatty acids well known to be beneficial for human health. CaPre®, currently Acasti's only prescription drug candidate, is a highly purified omega-3 phospholipid concentrate derived from krill oil and is being developed to help prevent and treat hypertriglyceridemia, which is a condition characterized by abnormally high levels of triglycerides in the bloodstream. ONEMIA®, a medical food and currently Acasti's only commercialized product, is a purified omega-3 phospholipid concentrate derived from krill oil with lower levels of phospholipids, EPA and DHA content than CaPre®.

About NeuroBioPharm Inc.

NeuroBio is an emerging biopharmaceutical company focused on the research, development and commercialization of new marine based omega‐3 phospholipid therapies for use in the human neurological field, including conditions, abnormalities and/or diseases related to cognitive functions such as attention, memory, concentration and learning and the management of neurological and neurodevelopmental disorders from prevention to treatment. NeuroBio is currently in the early stages of developing novel active pharmaceutical ingredients into commercial products for the medical food, the over‐the‐counter and the prescription drug markets. Particular focus is being given to attention-deficit hyperactivity disorder, cognitive functions, including memory and concentration, along with mood disorders, such as anxiety and depression.

Forward Looking Statements

Statements in this press release that are not statements of historical or current fact constitute "forward-looking statements" within the meaning of the U.S. securities laws and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of Neptune, Acasti and NeuroBio to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in Neptune, Acasti and NeuroBio's public securities filings with the Securities and Exchange Commission and the Canadian securities commissions. Except as required by law, Neptune, Acasti and NeuroBio disclaim any intention or obligation to update or revise any forward-looking statements.

"Neither NASDAQ, the Toronto Stock Exchange nor the TSX Venture Exchange accepts responsibility for the adequacy or accuracy of this release."

CONTACT: Neptune, Acasti and NeuroBio Contacts:
         Andre Godin
         Chief Financial Officer, Neptune
         +1.450.687.2262
         a.godin@neptunebiotech.com
         neptunebiotech.com

         John Ripplinger
         Investor Relations
         +1.450.687.2262
         j.ripplinger@neptunebiotech.com
         neptunebiotech.com